FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/2/2013

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual general meeting of shareholders of Ternium S.A. held on May 2, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: May 2, 2013

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on May 2, 2013, at 2:30 p.m. (Luxembourg time) (the “Annual Meeting”), at 29, avenue de la Porte-Neuve, L-2227 Luxembourg

Annual Meeting

1.	Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

The Annual Meeting approved the Company’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, after due consideration of the reports from each of the Board of Directors and the independent auditor on such consolidated financial statements.

2.	Consideration of the independent auditors’ report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2012.

The Annual Meeting approved the Company’s annual accounts as at December 31, 2012, after due consideration of the report from the independent auditor on such annual accounts.

3.	Allocation of results and approval of dividend payment

The Annual Meeting approved a dividend, payable in U.S. dollars, on May 10, 2013, in the amount of USD 0.065 per share issued and outstanding (or USD 0.65 per ADR issued and outstanding) and authorized the Board of Directors to determine or amend, in its discretion, any of the terms and conditions (including payment date) of such dividend payment.

The Annual Meeting resolved that the aggregate amount of USD 130,308,323.70 to be distributed as dividend on May 10, 2013, be paid from the Company’s retained earnings reserve, and further resolved that the loss of the year ended December 31, 2012, which amounted to USD 7,328,634.00, be absorbed by the Company’s retained earnings account.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2012

In accordance with applicable Luxembourg law and regulations, the Annual Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2012, from any liability in connection with the management of the Company’s affairs during such year.

5.	Election of the members of the Board of Directors

The Annual Meeting maintained the number of members of the Board of Directors at nine and re-elected Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the Board of Directors, each to serve until the next Annual General Meeting of Shareholders to be held in May of 2014.

6.	Compensation of the members of the Board of Directors

The Annual Meeting resolved that each member of the Board of Directors receive an amount of USD 80,000.00 as compensation for his services during the fiscal year 2013, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 280,000.00. The Annual Meeting further resolved that each of the members of the Board who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2013 and approval of their fees

The Annual Meeting appointed PricewaterhouseCoopers, Société coopérative, Réviseur d’entreprises agréé (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending December 31, 2013, to serve until the next Annual General Meeting of Shareholders that will be convened to decide on the 2013 accounts.

In addition, the Annual Meeting approved the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2013, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 9,527,623.00; BRL 20,400.00; COP 190,827,000.00; EUR 577,901.00; MXN 14,115,542.00; CHF 27,500.00; UYU 1,722,355.00 and USD 100,000.00. Such fees cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors.

Finally, the Annual Meeting authorized the Audit Committee of the Board of Directors to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

The Annual Meeting authorized the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

The Annual Meeting authorized the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith. This authorization shall remain valid until expressly revoked by the Company’s General Shareholders Meeting.